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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2005

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant

1. Press Release of the Registrant dated May 12, 2005

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 GRUPO IUSACELL, S.A. DE C.V.


Date: May 12, 2005                      /s/ Fernando Cabrera
                                        --------------------
                                 Name:  Fernando Cabrera
                                 Title: Attorney in fact

                                        /s/ Jose Luis Riera
                                        -------------------
                                 Name:  Jose Luis Riera
                                 Title: Attorney in fact

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                           GRUPO IUSACELL ANNOUNCEMENT

MEXICO CITY, May 12 /PRNewswire-FirstCall/ -- Grupo Iusacell S.A. de C.V., (NYSE: CEL) (BMV: CEL) states that in a joint press conference with Unefon yesterday, an announcement was made regarding the intention of both companies to incorporate new high-speed data services for cell phone users in Mexico City, Guadalajara and Monterrey through the integration of Ev-DO (Evolution- Data Optimized) technology on their networks. The corresponding contractual, technical and commercial implementation will begin in the upcoming days to allow the new services to be provided to both companies' users.

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operates.

Legal Disclaimer

     Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

     Contact for Investors:

     Jose Luis Riera K.
     Chief Financial Officer
     +011-5525-5109-5927

     J. Victor Ferrer

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     Financial Manager
     +011-5525-5109-5273
     vferrer@iusacell.com.mx


SOURCE  Grupo Iusacell S.A. de C.V.
     -0-                             05/12/2005
     /CONTACT: Investors, Jose Luis Riera K., Chief Financial Officer, +011-5525-5109-5927, or J. Victor Ferrer, Financial Manager,
+011-5525-5109-5273, or vferrer@iusacell.com.mx, both of Grupo Iusacell/
     /Web site:  http://www.iusacell.com /